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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
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                                                    hours per response .... 1.0
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 / / Check box if no            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
     longer subject to                      WASHINGTON, D.C. 20549
     Section 16. Form
     4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     obligations may
     continue. See            Filed pursuant to Section 16(a) of the Securities
     Instruction 1(b).                        Exchange Act of 1934,
/ /  Form 3 Holdings                  Section 17(a) of the Public Utility
     Reported                 Holding Company Act of 1935 or Section 30(f) of
/ /  Form 4                              the Investment Company Act
     Transactions                                   of 1940
     Reported

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Duncan, Bruce W.                              Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts HOT
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)           (First)         (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
   Cadillac Fairview Corporation                  Person (Voluntary)         December 1999      ----        title ---       below)
   20 Queen Street West                                                   -------------------               below)
                                                                          5. If Amendment,
-------------------------------------------                                  Date of Original
                   (Street)                                                   (Month/Year)              ------------------------
  Toronto          Ontario         M5H 3R4                                                    7. Individual or Joint/Group Reporting
-------------------------------------------                                                      (Check Applicable Line)

                                                                                                 X   Form filed by One Reporting
                                                                                                ---- Person

                                                                                                     Form filed by More than One
                                                                                                ---- Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
 CANADA
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 1. Title of Security           2. Trans-   3. Trans-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      action     or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code       (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                              end of Issuer's     Direct         Benefi-
                                  (Month/                                              Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------   (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                        (I)            ship
                                                                  (D)                                      (Instr. 4)     (Instr.
                                                                                                                            4)

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                                     SEC 2270 (7-96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase Shares(1) $29.7500  06/30/99   A(2)          4,500        06/30/99  06/30/09  Shares(1) 4,500
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares(1)    4,500                   D
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Explanation of Responses:

Reporting Person    Duncan, Bruce W.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Cadillac Fairview Corporation
                    20 Queen Street West
                    Toronto, Ontario M5H 3R4
                    Canada

Identification Number
(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share").
Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one
Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                   /s/  Bruce W. Duncan

Note: File three copies of this Form, one of which must be manually signed.                                         Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                           SEC 2270 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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